Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2026 Financial Results

NANJING, China, June 5, 2026 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

"We are pleased to see that the implementation of certain favorable policies this year has boosted the vitality of China’s tourism market," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. “In the first quarter, our business continued to maintain steady growth, with net revenues increasing by 12.8% year-over-year. At the same time, we achieved non-GAAP profitability for the fifth consecutive quarter. This year, we will continue strengthening both our product supply chain and sales channel capabilities. Leveraging our industry experience and strengths, we will maintain our focus on providing customers with more high-quality products and services. We will continue to uphold an open and collaborative approach by extending our products, services and technological capabilities to our partners across channels, working together to help more travelers enjoy simple and comfortable travel experiences.”

First Quarter 2026 Results

Net revenues were RMB132.6 million (US$19.2 million1) in the first quarter of 2026, representing a year-over-year increase of 12.8% from the corresponding period in 2025.

•	Revenues from packaged tours were RMB109.7 million (US$15.9 million) in the first quarter of 2026, representing a year-over-year increase of 10.8% from the corresponding period in 2025. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues were RMB22.9 million (US$3.3 million) in the first quarter of 2026, representing a year-over-year increase of 23.5% from the corresponding period in 2025. The increase was primarily due to the increase in the fees for advertising services provided to tourism boards and bureaus.

Cost of revenues was RMB59.0 million (US$8.6 million) in the first quarter of 2026, representing a year-over-year increase of 22.6% from the corresponding period in 2025. As a percentage of net revenues, cost of revenues was 44.5% in the first quarter of 2026, compared to 41.0% in the corresponding period in 2025.

Gross profit was RMB73.6 million (US$10.7 million) in the first quarter of 2026, representing a year-over-year increase of 6.1% from the corresponding period in 2025.

Operating expenses were RMB77.3 million (US$11.2 million) in the first quarter of 2026, representing a year-over-year decrease of 3.5% from the corresponding period in 2025.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8980 on March 31, 2026 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

•	Research and product development expenses were RMB13.6 million (US$2.0 million) in the first quarter of 2026, representing a year-over-year decrease of 6.7%. The decrease was primarily due to the decrease in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 10.2% in the first quarter of 2026.

•	Sales and marketing expenses were RMB50.5 million (US$7.3 million) in the first quarter of 2026, representing a year-over-year increase of 16.9%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 38.1% in the first quarter of 2026.

•	General and administrative expenses were RMB13.5 million (US$2.0 million) in the first quarter of 2026, representing a year-over-year decrease of 40.7%. The decrease was primarily due to the impairment of property and equipment, net recorded in the first quarter of 2025. General and administrative expenses as a percentage of net revenues were 10.2% in the first quarter of 2026.

Loss from operations was RMB3.7 million (US$0.5 million) in the first quarter of 2026, compared to a loss from operations of RMB10.8 million in the first quarter of 2025. Non-GAAP2 loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB1.8 million (US$0.3 million) in the first quarter of 2026.

Net income was RMB0.2 million (US$32.8 thousand) in the first quarter of 2026, compared to a net loss of RMB5.4 million in the first quarter of 2025. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB2.2 million (US$0.3 million) in the first quarter of 2026.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB0.7 million (US$0.1 million) in the first quarter of 2026, compared to a net loss attributable to ordinary shareholders of Tuniu Corporation of RMB4.7 million in the first quarter of 2025. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB2.6 million (US$0.4 million) in the first quarter of 2026.

As of March 31, 2026, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term deposits of RMB1.0 billion (US$147.7 million).

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Business Outlook

For the second quarter of 2026, Tuniu expects to generate RMB134.9 million to RMB141.6 million of net revenues, which represents a 0% to 5% increase year-over-year compared with net revenues in the corresponding period in 2025. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Update

In August 2025, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares (“ADSs”) representing ordinary shares.

Effective April 22, 2026, the Company changed its ADS ratio from the previous ratio of one (1) ADS representing three (3) Class A ordinary shares to the current ratio of one (1) ADS representing thirty (30) Class A ordinary shares.

As of May 31, 2026, the Company had repurchased an aggregate of approximately 0.6 million ADSs (on a post-ratio change basis) for approximately US$4.9 million from the open market under the share repurchase program.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on June 5, 2026, (8:00 pm, Beijing/Hong Kong Time, on June 5, 2026) to discuss the first quarter 2026 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	800-905945
Chinese mainland	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 1Q 2026 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through June 12, 2026. The dial-in details are as follows:

United States	1-855-669-9658
International	1-412-317-0088

Replay Access Code: 9936168

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income/(loss) from operations, net income/(loss), net income/(loss) attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	207,228	217,057	31,467
Restricted cash	10,222	9,476	1,374
Short-term investments	853,704	745,577	108,086
Accounts receivable, net	66,834	63,739	9,240
Amounts due from related parties	1,293	1,060	154
Prepayments and other current assets, net	157,558	140,154	20,318
Total current assets	1,296,839	1,177,063	170,639

Non-current assets
Long-term investments	227,012	208,097	30,168
Property and equipment, net	18,860	17,780	2,578
Intangible assets, net	19,645	19,029	2,759
Operating lease right-of-use assets, net	6,873	6,254	907
Other non-current assets	30,754	30,663	4,445
Total non-current assets	303,144	281,823	40,857
Total assets	1,599,983	1,458,886	211,496

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	35	-	-
Accounts and notes payable	219,440	232,280	33,674
Amounts due to related parties	980	1,607	233
Salary and welfare payable	19,594	17,976	2,606
Taxes payable	4,077	3,219	467
Advances from customers	184,461	131,944	19,128
Operating lease liabilities, current	3,340	3,391	492
Accrued expenses and other current liabilities	204,388	112,420	16,299
Total current liabilities	636,315	502,837	72,899

Non-current liabilities
Operating lease liabilities, non-current	1,023	941	136
Deferred tax liabilities	4,534	4,390	636
Total non-current liabilities	5,557	5,331	772
Total liabilities	641,872	508,168	73,671

Equity
Ordinary shares	219	219	32
Less: Treasury stock	(82,474)	(87,332)	(12,660)
Additional paid-in capital	9,122,119	9,123,422	1,322,618
Accumulated other comprehensive income	307,446	303,382	43,981
Accumulated deficit	(8,317,009)	(8,316,343)	(1,205,617)
Total Tuniu Corporation shareholders’ equity	1,030,301	1,023,348	148,354
Noncontrolling interests	(72,190)	(72,630)	(10,529)
Total equity	958,111	950,718	137,825
Total liabilities and equity	1,599,983	1,458,886	211,496

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except share and per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Revenues
Packaged tours	98,969	102,090	109,675	15,900
Others	18,547	21,454	22,914	3,322
Net revenues	117,516	123,544	132,589	19,222
Cost of revenues	(48,169)	(53,503)	(59,033)	(8,558)
Gross profit	69,347	70,041	73,556	10,664

Operating expenses
Research and product development	(14,528)	(12,314)	(13,556)	(1,965)
Sales and marketing	(43,188)	(44,144)	(50,488)	(7,319)
General and administrative	(22,755)	(12,836)	(13,483)	(1,955)
Other operating income	326	328	223	32
Total operating expenses	(80,145)	(68,966)	(77,304)	(11,207)
(Loss)/income from operations	(10,798)	1,075	(3,748)	(543)
Other income/(expenses)
Interest and investment income, net	7,829	1,749	5,692	825
Interest expense	(551)	(312)	(211)	(31)
Foreign exchange (loss)/income, net	(1,521)	(644)	328	48
Other (loss)/income, net	(364)	247	(2,847)	(413)
(Loss)/income before income tax expense	(5,405)	2,115	(786)	(114)
Income tax expense	(52)	(474)	(100)	(14)
Equity in income/(loss) of affiliates	105	(105)	1,112	161
Net (loss)/income	(5,352)	1,536	226	33
Net loss attributable to noncontrolling interests	(654)	(10)	(440)	(64)
Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(4,698)	1,546	666	97

Net (loss)/income	(5,352)	1,536	226	33
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(861)	(2,213)	(4,064)	(589)
Comprehensive loss	(6,213)	(677)	(3,838)	(556)

Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.01)	0.00	0.00	0.00
Net (loss)/income per ADS - basic and diluted*	(0.30)	0.00	0.00	0.00

Weighted average number of ordinary shares used in computing basic (loss)/income per share	348,847,377	331,409,074	326,212,384	326,212,384
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	348,847,377	333,434,286	328,033,049	328,033,049
Weighted average number of ADSs used in computing basic (loss)/income per share	11,628,246	11,046,969	10,873,746	10,873,746
Weighted average number of ADSs used in computing diluted (loss)/income per share	11,628,246	11,114,476	10,934,435	10,934,435

Share-based compensation expenses included are as follows：
Cost of revenues	65	65	63	9
Research and product development	65	65	63	9
Sales and marketing	31	32	30	4
General and administrative	1,230	1,237	1,191	173
Total	1,391	1,399	1,347	195

*The Company changed the ratio of its ADSs to its Class A ordinary shares from the previous ratio of one (1) ADS representing three (3) Class A ordinary shares to current ratio of one (1) ADS representing thirty (30) Class A ordinary shares, effective April 22, 2026. Net (loss)/income per ADS - basic and diluted has been retroactively adjusted for all periods presented to reflect the current ADS ratio.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands)

	Quarter Ended March 31, 2026
		Share-based	Amortization of Acquired	Impairment	Non-GAAP
	GAAP Result	Compensation	Intangible Assets	of Property and Equipment, net	Result

Loss from operations	(3,748)	1,347	591	-	(1,810)

Net income	226	1,347	591	-	2,164

Net income attributable to ordinary shareholders of Tuniu Corporation	666	1,347	591	-	2,604

	Quarter Ended December 31, 2025
		Share-based	Amortization of Acquired	Impairment	Non-GAAP
	GAAP Result	Compensation	Intangible Assets	of Property and Equipment, net	Result

Income from operations	1,075	1,399	591	-	3,065

Net income	1,536	1,399	591	-	3,526

Net income attributable to ordinary shareholders of Tuniu Corporation	1,546	1,399	591	-	3,536

	Quarter Ended March 31, 2025
		Share-based	Amortization of Acquired	Impairment	Non-GAAP
	GAAP Result	Compensation	Intangible Assets	of Property and Equipment, net	Result

Loss from operations	(10,798)	1,391	764	3,316	(5,327)

Net (loss)/income	(5,352)	1,391	764	3,316	119

Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(4,698)	1,391	764	3,316	773